Exhibit 99.1

Ambow Education Launches WeSpeak™, the First Frictionless, AI-Driven

Real-Time Translation Platform for Global Events

CUPERTINO, Calif., Sept. 30, 2025 (GLOBE NEWSWIRE) -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a global innovator of AI-powered phygital (physical + digital) solutions for education, corporate collaboration and live events, today announced the launch of WeSpeak™, a device-agnostic, real-time translation platform delivering subscription-based interpreter services for global events.

With a simple flat annual license, WeSpeak™ provides unlimited real-time multilingual translation, enabling organizations to budget with confidence, maximize ROI, and rely on enterprise-grade performance. By removing the high costs and logistical challenges of traditional interpretation services, WeSpeak™ makes multilingual engagement seamless and inclusive.

“Language should never be a barrier to communication,” said Dr. Jin Huang, CEO of Ambow Education. “With WeSpeak™, the landscape of real-time translation is being transformed. What once paid for a single interpretation service can now support unlimited events for an entire year. Integrated with our HybriU infrastructure, it becomes the language layer powering a new era of seamless connection.”

WeSpeak™ is hardware-agnostic and scalable for events of any size. Attendees simply scan a unique WeSpeak™ QR code to access their preferred language channel, with dual text output providing both translation and phonetic transcription. Its robust architecture supports everything from classrooms and boardrooms to global summits, international expos and large-scale entertainment venues.

Key Applications Include:

●	Events & Tourism – Simultaneous interpretation services for 65+ languages

●	Enterprises – Inclusive training, global meetings and cross-border collaboration.

●	Education – Multilingual classrooms, remote learning and student integration.

●	Government & NGOs – Public services, emergency response and humanitarian missions.

Built on Ambow’s flagship HybriU® technology, WeSpeak™ enhances the Company’s phygital ecosystem and unlocks new revenue streams through enterprise subscriptions, event licensing and institutional partnerships. Its freemium-to-premium consumer model further expands reach and creates cross-selling opportunities across Ambow’s AI-powered portfolio.

According to CSA Research, the global market for language services and translation technology is expected to surpass $30 billion in 2025, highlighting the significant growth potential for WeSpeak™.

About Ambow

Ambow Education Holding Ltd. is a leading technology company offering phygital (physical + digital) innovation solutions for education, corporate conferencing and live events. Through its patented flagship platform, HybriU®, Ambow is redefining the future of learning, collaboration, and communication by delivering immersive, real-time experiences to organizations and audiences worldwide. For more information, visit www.ambow.com and www.hybriU.com.

Follow us on X: @Ambow_Education

Follow us on LinkedIn: Ambow-education-group

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

E-mail: ir@ambow.com

or

Piacente Financial Communications

Tel: +1 212 481 2050

E-mail: ambow@tpg-ir.com